Joseph C. Theis	Goodwin Procter LLP
617.570.1928	Counsellors at Law
jtheis@	Exchange Place
goodwinprocter.com	Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
August 31, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop — 4561
Attention: Ms. Karen J. Garnett

Re:	athenahealth, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 31, 2007 File No. 333-143998
Ladies and Gentlemen:
          This letter is being furnished on behalf of athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated August 17, 2007 (the “Letter”) from Karen Garnett of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer, President and Chairman of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on August 3, 2007. Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on August 31, 2007.
          The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 3 as marked. Copies of this letter and its attachments will also be provided to Angela McHale, Rachel Zablow and Cicely LaMothe of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
August 31, 2007

          On behalf of the Company, we respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83, confidential treatment under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552(b)) of the portions of this response letter as indicated below by “/*/ confidential treatment requested /*/” (the “Materials”).
                    We believe that the Materials contain information which is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information which are privileged or confidential. We believe that the Materials, as well as any Staff memoranda, notes of conversation or other materials relating thereto, contain privileged and confidential trade secrets and commercial and financial information which will be protected from public disclosure pursuant to this exemption. The documents for which the Company seeks confidential treatment have been marked in accordance with the requirements of 17 C.F.R. § 200.83.
                    The foregoing reasons are neither exhaustive nor exclusive as regards the substantiation of the Company’s request for confidential treatment.
                    The Company makes this request to ensure that the information submitted by it is not disclosed pursuant to a request under the FOIA. It is the Company’s understanding that substantiation of this request for confidential treatment is not required until the information provided by the Company to the Commission becomes the subject of a request for access under the FOIA, in which case the Commission shall notify the undersigned promptly of such request and the need for substantiation. If this understanding is incorrect, please notify me immediately, and I will undertake to provide any needed substantiation.
                    If any person (including any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy the Materials, we specifically request that we be (i) promptly notified by telephone of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company, and their respective counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Company’s Materials are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.

United States Securities and Exchange Commission
August 31, 2007

Prospectus Summary
Overview, page 1
1.	We note your response to prior comment 6. As previously requested, please revise to disclose the measure by which you are a “leading” provider of internet-based business services for physician practices.
RESPONSE: The Company believes that it could potentially be confusing to investors to quantify the various measures by which it considers itself to be a “leading” provider of internet-based business services for physician practices. Accordingly, in response to the Staff’s comment, the prospectus contained in Amendment No. 3 has been revised to remove the references to the word “leading.”
Risk Factors, page 8
We may be unable to adequately protect, and we may incur significant costs in enforcing, our intellectual property and other proprietary rights, page 14
2.	Please revise to clearly state that your patent application relating to the athenaNet Rules Engine system has been rejected by the USPTO. We note the revised disclosure on page 74.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 14 in response to the Staff’s comment.
If our security measures are breached or fail and unauthorized access is obtained to a client’s data..., page 17
3.	We note your response to comment 13, as well as your additional disclosure that your clients have, on occasion, failed to perform certain security activities. Please tell us whether these incidents have constituted material breaches or failures of security measures. If so, please revise to provide a materially complete description of the material breaches or failures. Disclose when such breaches or failures were discovered and what remedial measures have been taken to specifically address each situation.
RESPONSE: The Company advises the Staff that it does not consider the occasional breaches by its clients described on page 17 of the prospectus contained in Amendment No. 3 to be material. The prospectus contained in Amendment No. 3 has been revised on page 17 in response to the Staff’s comment in order to describe the types of breaches we have experienced to date and the remedial measures we have undertaken to resolve them.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

United States Securities and Exchange Commission
August 31, 2007

Operating Expense, page 38
4.	We note your additional disclosure in response to Comment 19. Please describe your “beta-testing program.” Similarly, please explain what you mean by “beta client,” which you reference on page 44.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 39 and 44 in response to the Staff’s comment.
Consolidated Results of Operations, page 46
5.	We reissue Comment 22. We note, for example, that you have expanded your disclosure on page 47 to state the percentage increase in the number of physicians using your services; however, to the extent practicable, please quantify the amount of the change in revenue that can be attributed to this increased percentage of physicians using your services. See Section III. D of Release 33-6835.
RESPONSE: The Company advises the Staff that it is not practicable to quantify the amount of change in revenue that can be attributed to the percentage change in average number of physicians using the Company’s services during these periods. Moreover, the Company advises the Staff that, even if it were practicable to quantify such amount, such disclosure could potentially be misleading, since it could potentially imply a direct correlation between the number of new physicians using the Company’s services and its revenues. The Company advises the Staff that, while it is true that an increase in the number of physicians using its services will result in increased revenues, the extent to which these revenues increase is not constant. Not all physician practices are the same.
The Company advises the Staff that, because its business services fees are primarily based on a percentage of payments collected by its clients, the extent to which new physician practices result in additional revenue is largely a function of the number of physicians included in the practice, the number of patients seen or procedures performed by the practice, the medical specialty in which the practice operates and the geographic location of the practice. For example, high volume, specialty practices in metropolitan areas tend to collect more payments than slower, primary care practices in rural areas. Accordingly, the Company is concerned that quantifying the amount of change in revenue, even if it were practicable to do so, would incorrectly imply that the same increase could be expected in future periods assuming the growth rate in new practices remains constant. This is not necessarily so, since as described above the increase will depend on other factors.
The Company has revised its disclosure under the subheading “—Sources of Revenue” on page 38 of the prospectus contained in Amendment No. 3 to more clearly inform investors of the variety of factors that influence the amount of new revenue the Company may collect from new physician practice clients.

United States Securities and Exchange Commission
August 31, 2007

As more fully described under the subheading “—Sources of Revenue,” the Company’s revenues are driven by the following factors:
•	the percentage of a practice’s total collections that is received by the Company in exchange for its services, which ranges from 2% to 8% depending upon the size, complexity and other characteristics of the particular practice;

•	the number of physician practices the Company services;

•	the number of physicians working in those physician practices; and

•	the volume of activity and related collections of those physicians, which is largely driven by the number of patients seen or procedures performed by the practice, the medical specialty in which the practice operates and the geographic location of the practice.
There is also moderate seasonality in the activity level of physician offices, which also impacts revenue.
With regard to the Company’s disclosure of material changes in revenue under the subheading “—Consolidated Results of Operations,” the Company advises the Staff that it has endeavored to discuss and quantify “the contribution of two or more factors to such material changes,” in accordance with Section III.D of the SEC’s Release 33-6835. Specifically, the Company has identified (i) the increase in the average number of physicians using the Company’s services and (ii) the increase in posted collections by the Company’s clients during the relevant periods. The Company believes that such disclosures help quantify significant trends relevant to the Company’s business, and is informed by the cautionary language under the subheading “—Sources of Revenue.”
6.	In your discussion of “Other income (expense)” on page 48, you state that you had an unrealized loss on warrant liability of $3.7 million, which is an increase of $3.4 million from the previous year. You attribute this increase to a change in the fair value of the warrants. Please expand your disclosure to further explain the cause of the change in fair value.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 48 to clarify that the increase in fair value is attributable to the appreciation in the fair value of the Company’s common stock during this period, which increased from $5.26 to $9.30 per share.
Intellectual Property, page 74
7.	We note your response to prior comment 36. Please revise further to disclose whether you have any registered trademarks.

United States Securities and Exchange Commission
August 31, 2007

The prospectus contained in Amendment No. 3 has been revised on page 75 to disclose the Company’s registered and unregistered trademarks. The Company advises the Staff that this same disclosure is also included on page 4 of the prospectus contained in Amendment No. 3.
Directors, Executive Officers and Key Employees, page 76
8.	On page 78, please state where John A. Kane was employed from 2006 — July 2007. Refer to Item 401(e) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 78 to disclose that Mr. Kane has not been employed on a full-time basis since the acquisition of IDX Systems Corporation by GE Healthcare in 2006.
Compensation Discussion and Analysis
Determination of Compensation Awards, page 82
9.	Please revise the second paragraph to disclose all of the factors that the compensation committee considered in determining executive officer compensation for 2006. Your use of the word “including” indicates that there are some factors you have not disclosed. Similarly, please revise the third paragraph to identify all of the peer companies.
RESPONSE: The Company advises the Staff that it has revised the disclosure to list all of the factors considered by the Company’s board of directors and/or compensation committee to determine executive officer compensation for 2006. The prospectus contained in Amendment No. 3 has been revised on pages 82-83 accordingly.
The Company further advises the Staff that the Axiom Consulting Partners executive compensation market survey included executive compensation data for over 50 companies (51 companies in all). Although the Company does not believe that disclosing the name of each company included in the survey would provide material or meaningful disclosure to investors, the Company acknowledges that disclosing the nature of these companies and the method by which Axiom selected these particular companies for purposes of comparing executive compensation would be helpful. Accordingly, the prospectus contained in Amendment No. 3 has been revised on page 83 to provide that all of the companies surveyed were selected because they are software, information technology services or other technology oriented companies, are located in metropolitan areas and have annual revenue between approximately $100 million to $200 million.
10.	We note the statement that “most” of the peer companies had revenue between approximately $100 million and $200 million. Please disclose the full range of revenue or separately identify the companies that fell outside this range and disclose their revenues.

United States Securities and Exchange Commission
August 31, 2007

RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 83 to disclose that all of companies included in the Axiom Consulting Partners survey had annual revenue between approximately $100 million to $200 million.
11.	We note your use of a compensation consultant. Please provide the disclosure required under Item 407(e)(3)(iii) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 82-83 to disclose the compensation consultant and provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.
Base Salary, page 83
12.	We note your response to prior comment 41 Please provide a more detailed description of the base salary factors for each of your named executive officers. Disclose the specific objectives established for each person. Also, describe how the CEO and the Compensation Committee measured each item in the “portfolio of competencies” listed in the second bullet point on page 83. Similarly, disclose how the Compensation Committee measured each factor in the third bullet point and describe how all of these measurements factored into the determination of base salary. It is not sufficient to say that the committee reviewed the NEOs’ achievements.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 83-84 in response to the Staff’s comment accordingly.
As described in the revised disclosure, the Company advises the Staff that the 2006 base salary for the Company’s named executive officers (other than the CEO) was determined by its board of directors upon recommendation of the compensation committee which in turn followed the recommendation of the CEO. The CEO’s recommendation was based largely on the CEO’s general understanding of compensation at comparable companies and professional service firms, and to a lesser degree on the CEO’s subjective assessment of each NEO’s professional effectiveness and capabilities based on his annual performance evaluations. The Company further advises the Staff that it believes the revised disclosure summarizes the material elements that went into the determination of base salary for the NEOs.
13.	Please revise to disclose whether base salary amounts for 2007 reflect good performance and compensation at the 60th percentile of peer companies or superior performance and compensation at the 75th percentile. Also, describe how the Compensation Committee assessed whether performance was good or superior.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 84 in response to the Staff’s comment.

United States Securities and Exchange Commission
August 31, 2007

14.	We note the disclosure indicating that the CEO makes recommendations to the Compensation Committee to help determine salary increases (page 83), annual cash incentives (pages 84-85), and long-term stock-based compensation (page 86). Please disclose whether the CEO recommends actual compensation amounts to the Compensation Committee. Also disclose whether the Compensation Committee ever grants awards that differ in amount from what the CEO has recommended.
RESPONSE: The Company advises the Staff that the CEO has historically recommended actual compensation amounts to the Compensation Committee and the Compensation Committee typically followed these recommendations. The prospectus contained in Amendment No. 3 has been revised on page 82 in response to the Staff’s comment accordingly.
Annual Cash Incentives, page 83
15.	We note your response to prior comments 42 and 44. Please provide us with a more detailed explanation of why you would be damaged by competitors obtaining access to specific performance targets. Explain in more detail why you would be placed at a competitive disadvantage as a result of disclosing information that is tied to gross margin, revenue, and EBITDA, all of which are disclosed in or derived from your financial statements. Discuss more specifically how targets relating to customer satisfaction rates and client days-in-accounts receivable would provide a roadmap to your strategic plans and operating objectives.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 85-86 in response to the Staff’s comment in order to provide additional disclosure of the corporate scorecard and to provide the specific performance targets for 2006 financial metrics that are disclosed in or derived from the Company’s financial statements.
The Company advises the staff that the disclosure of specific performance targets for each other metric included in the corporate scorecard and the financial scorecard would result in the disclosure of confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the Company. As set forth in more detail below for each metric that comprises the corporate scorecard and one of the metrics that is included in the financial scorecard, the Company advises the Staff that disclosure of the performance targets for each metric would result in competitive harm for the following reasons:
•	Competitors of the Company would use the data in sales pitches to our current and potential clients to the Company’s disadvantage; or

•	Competitors of the Company would use the data to reverse engineer the methods and processes we utilize to perform our services.

United States Securities and Exchange Commission
August 31, 2007

The Company further advises the Staff that disclosure of these metrics and the corresponding targets would allow competitors to present the data to current or potential clients in a manner that may be inconsistent with their use in the prospectus contained in Amendment No. 3. Although the Company could provide disclosure to investors to explain the metrics and the targets and provide appropriate context, the Company can not control how competitors will present this information to our current or potential clients. Additionally, since the intent of the corporate scorecard is to measure the overall health of the Company disclosing any single performance target that is not in or derived from our financial statements would be immaterial to an investor and potentially misleading.
A)	Financial Metrics (30% of the overall scorecard value):
•	Estimated value of new contracts (10%). /*/confidential treatment requested /*/

•	Revenue (10%). As mentioned above, the prospectus contained in Amendment No. 3 has been revised on page 86 to include the performance targets for this metric.

•	Gross Margin (10%). As mentioned above, the prospectus contained in Amendment No. 3 has been revised on page 86 to include the performance targets for this metric.
B)	Client Metrics (25% of the overall scorecard value):
•	Client Survey (10%). /*/confidential treatment requested /*/

•	Days-in-accounts receivable, or DAR (7.5%). /*/confidential treatment requested /*/

•	Lost Patient Care Revenue (10%). /*/confidential treatment requested /*/
C)	Service Metrics (25% of the overall scorecard value):
•	Turn-Around-Time Index — Corp, or TAT Index — Corp (8%). /*/confidential treatment requested /*/

•	Quality Index — Corp. (9%). /*/confidential treatment requested /*/

•	Direct Unit Cost Per Claim (8%). /*/confidential treatment requested /*/
D)	Employee Metrics (20% of the overall scorecard value):
•	Voluntary turnover (10%). /*/confidential treatment requested /*/

•	Certification of Employees (10%). /*/confidential treatment requested /*/
16.	We note your response to prior comment 43. Please disclose how the CEO measured Messrs. Byers’ and Nolin’s overall job performance in making his recommendation to the Compensation Committee. Disclose any specific factors that the CEO considered in assessing overall job performance, including both qualitative and quantitative factors. Explain how these factors differed, if at all, from the base salary factors described on
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
August 31, 2007

page 83. Also, please disclose the percentage of the 25% bonus target that was actually awarded to Messrs. Byers and Nolin for 2006.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on page 86 in response to the Staff’s comment. The Company advises the Staff that it believes the revised disclosure contains the materials factors used to determine the cash incentive amounts for Mssrs. Byers and Nolin.
Long-term Stock-Based Compensation, page 85
17.	You state on page 86 that the Compensation Committee uses qualitative factors to help determine stock option award grants. Please explain how the consideration of these factors resulted in the actual amounts paid to each NEO.
RESPONSE: The prospectus contained in Amendment No. 3 has been revised on pages 88-89 in response to the Staff’s comment.
Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-7
Warrant Liability, page F-10
18.	We have read your response to prior comment 55 and understand that at the time of your adoption of FSP 150-5, you were a private company and reported on an annual basis. However, considering that your financial statements are included in a Securities Act registration statement, we believe that the financial statements should adhere to all SEC requirements incremental to US GAAP. In light of the fact that the guidance in FSP 150-5 should generally be applied to the first reporting period beginning after June 30, 2005, and you have prepared and reported on interim periods subsequent to June 30, 2005 in your Quarterly Results on page 52, we remain unclear why you applied the guidance as of January 1, 2006. Please further advise us or revise accordingly.
RESPONSE:
Overview
          The Company respectfully advises the Staff that it applied the guidance in FSP 150-5 as of January 1, 2006 in accordance with the transition provisions in paragraph 8 of the FSP. The Company respectfully advises the Staff that it believed at the time and continues to believe that its adoption of FSP 150-5 effective January 1, 2006 is consistent with U.S. Generally Accepted Accounting Principles (“GAAP”) since FSP 150-5 indicates that adoption should be made upon the first reporting period beginning after June 30, 2005. The Company’s first reporting period

United States Securities and Exchange Commission
August 31, 2007

after June 30, 2005 was the annual period beginning on January 1, 2006 and ending on December 31, 2006. Although the Company did prepare unaudited monthly financial statements and analysis for internal purposes in order to enable its management and board of directors to evaluate its operations during 2005 and into 2006, it only prepared full financial statements in accordance with GAAP on an annual basis in connection with the completion of its annual audit. Accordingly, the 2006 reporting period was the first reporting period after the transition date provided in FSP 150-5. Moreover, the Company supplementally advises the Staff that, since its inception, the Company has had no external reporting requirements other than a requirement to deliver on a confidential basis annual audited financial statements to certain of its investors and financial lenders. Prior to the initial filing of the Registration Statement and before the need to do so, no interim financial statements had been audited or reviewed by the Company’s auditors.
          The Company supplementally advises the Staff that, in preparing the Registration Statement for filing it did not retroactively change its adoption of FSP 150-5 because to do so would require a restatement of its 2005 financial statements, which statements were correct at the time they were prepared, audited and issued, and because such restatement, if deemed to be required, would not result in a material change to the financial statements currently presented in the Registration Statement. The Company supplementally advises the Staff that date of the audit report on its 2005 annual financial statements is July 7, 2006. The Company believes that the standard for restating audited financial statements requires (i) that there be a finding of error and (ii) that such error be material. In this case, given the reporting period structure in place at the time, the Company does not believe that an error exists in its financial statements as currently presented. In addition, as more fully described below, even if such change were made to our financial statements, the differences resulting from such change would not be material.
          Finally, as was discussed during our recent conference call regarding this matter, the Company respectfully advises the Staff that as part of its own research on this matter it believes there to be diversity in practice with respect to the adoption of FSP 150-5 in similar situations and among similarly situated companies (i.e., in connection with IPOs and pre-IPO financial statement reporting). Specifically, the Company is aware of at least two recent IPO registrants with similar fact patterns (whose registration statements have recently gone effective) that adopted FSP 150-5 on January 1, 2006.
          For all the reasons noted above, the Company respectfully submits that a restatement of its financial statements to retroactively adopt FSP 150-5 on July 1, 2005 is not required, nor would such revised disclosure result in meaningful or material disclosure for investors.
Proposed Footnote Disclosure
          The Company advises the Staff that it recognizes and appreciates the need for transparency in financial statement reporting and the need to provide information consistent with public company reporting requirements. Although the Company continues to believe that the

United States Securities and Exchange Commission
August 31, 2007

financial statements and disclosures included in its Registration Statement reflect such transparency, as it considered the Staff’s comment on this matter, the Company believes that adding disclosure to Note 2 to its financial statements under the heading “Warrant Liability” could potentially enhance such transparency and provide information consistent with what other companies that adopted the reporting standard on a public company reporting timeline may have included. Our proposed additional disclosure is provided below.
“During the year ended December 31, 2005, the fair value of the Company’s warrants to purchase Series D and Series E Preferred Stock increased by approximately $397,000 related to the fair value assigned to warrants issued in December 2005 (see note 9) and by $373,000 due to a change in warrant fair value.”
Materiality Considerations
          As referred to above, the Company believes that a restatement of its financial statements as currently presented in the Registration Statement would not result in materially different or particularly meaningful disclosure for investors. The following factors and considerations support this conclusion. The Company advises the Staff that it referred to SAB 99 and SAB 108 in reaching its conclusion.
          First, the Company advises the Staff that it analyzed quantitatively the impact of restating its 2005 financials statements as though the September quarter of 2005 had been a reporting period and note the following:
•	In its statement of operations, the total change in 2005 would be approximately $373,000, which would represent 3.27% of the Company’s 2005 net loss as reported. This includes a cumulative effect adjustment of approximately $61,000 and a periodic expense of approximately $312,000.

•	On its December 31, 2005 balance sheet, the only change other than the immaterial impact on the accumulated deficit would be a shift of accrued warrant liability from Additional Paid-In Capital (APIC) to Warrant Liability of approximately $1,186,000, which would represent 2.78% of the Company’s Total Liabilities as of December 31, 2005 as reported.

•	Adding the $373,000 to the $1,186,000, the total change in Warrant Liability (both from APIC and from incremental expense) would be $1,559,000, which would represent 3.66% of Total Liabilities as reported. When these totals are compared to Stockholders Equity (Deficit), the percentage changes are even smaller.

•	The Warrant Liability amounts at December 31, 2006 and June 30, 2007 would not change as a result of an adoption of FSP 150-5 retroactively to July 1, 2005 and the changes to the Company’s statements of operations for those periods would not be materially impacted.

United States Securities and Exchange Commission
August 31, 2007

The Company therefore respectfully advises the Staff that, in its judgment, on a quantitative basis, these changes would not be material.
Second, the Company advises the Staff that it analyzed qualitatively the impact of restating its 2005 financials statements as though the September quarter of 2005 had been a reporting period and note the following:
•	The Company respectfully suggests that the primary qualitative question is whether users of the financial statements could reasonably conclude that the numbers that would change in a restatement are important metrics in evaluating the business performance and prospects of the Company.

•	Based in part on the Company’s continued conversations with its investment bankers, the Company believes that investors will place little emphasis, if any, on the numbers that would change in a restatement of the financial statements to adopt FSP 150-5 on July 1, 2005. This is because these expenses are non-cash items that upon the completion of our proposed IPO will revert to APIC (because the preferred stock warrants that cause this liability will become common stock warrants automatically, in which case FSP 150-5 no longer applies) and no further non-cash expenses will accrue subsequently. In addition, the Company believes that investors are primarily focused on metrics such as revenue growth and operating income growth, rather than other income (loss) and net income during 2005.

•	In addition, the Company advises the Staff that none of the changes under discussion would impact financial covenants arising under the Company’s debt facilities. The Company’s loan covenants relate to profitability measures and to balance sheet measures that are not affected by expenses related FSP 150-5 or the classification of accrued warrant liabilities.
The Company therefore respectfully advises the Staff that, in its judgment, on a qualitative basis, these changes would not be material.
Overall Conclusion
Based on all factors considered, the Company respectfully advises the Staff that it believes its adoption of FSP 150-5 on January 1, 2006 was appropriate and that a restatement of its 2005 audited financial statements is neither warranted nor necessary to provide investors with materially meaningful financial disclosures and transparency. However, mindful of the Staff’s comment, the Company is willing to provide additional footnote disclosure as described above.
Part II
Recent Sales of Unregistered Securities, page II-3

United States Securities and Exchange Commission
August 31, 2007

19.	We reissue comment 57. Please revise to provide a more detailed description of the type and amount of consideration you received for all warrants and options described in this section. Refer to Item 701(c) of Regulation S-K.
RESPONSE: Amendment No. 3 has been revised on page II-3 in response to the Staff’s comment.
20.	Please disclose the exemption from registration that you relied upon for granting stock options and for the issuance of shares upon exercise of those options.
RESPONSE: Amendment No. 3 has been revised on page II-4 in response to the Staff’s comment.
*     *     *
          If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1928.

Sincerely,
/s/ Joseph C. Theis
Joseph C. Theis

cc:	Christopher E. Nolin, Esq. (athenahealth, Inc.)
Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)
Michael H. Bison, Esq. (Goodwin Procter LLP)
Christopher J. Austin, Esq. (Ropes & Gray LLP)
Michael D. Beauvais, Esq. (Ropes & Gray LLP)